EXHIBIT (99.1)

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Act of 1934

For the Year Ended

December 31, 2002

THE LIFELINE EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

The Lifeline Employees' Savings

and Investment Plan

Financial Statements and Supplemental Schedule

To Accompany 2002 Form 5500

Annual Report of Employee Benefit Plan

Under ERISA of 1974

For the Years Ended December 31, 2002 and 2001

The Lifeline Employees' Savings and Investment Plan

Index to Financial Statements and Supplemental Schedule

For the Years Ended December 31, 2002 and 2001

Other supplemental schedules required by 29 CFR 2550.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Auditors

To the Participants and Administrator of

The Lifeline Employees' Savings and Investment Plan:

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Lifeline Employees' Savings and Investment Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held at End of Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

May 22, 2003

The Lifeline Employees' Savings and Investment Plan

Statements of Net Assets Available for Plan Benefits

December 31, 2002 and 2001

	2002	2001
Assets
Investments, at fair value (Notes C and D)	$13,764,798	$14,433,420

Total assets and net assets available for plan benefits	$13,764,798	$14,433,420

The accompanying notes are an integral part of these financial statements.

The Lifeline Employees' Savings and Investment Plan

Statements of Changes in Net Assets Available for Plan Benefits

For the Years Ended December 31, 2002 and 2001

	2002	2001
Additions:
Investment income (loss):
Interest and dividend income	$193,648	$220,843
Net (depreciation) appreciation in fair value of investments (Note D)	(2,155,416)	420,577

	(1,961,768)	641,420

Contributions:
Participants’	1,763,631	1,568,206
Participants’ rollovers	96,927	20,158
Employer	611,480	520,814

	2,472,038	2,109,178

Total additions	510,270	2,750,598

Deductions:
Benefits and withdrawals paid to participants	1,176,042	888,888
Administrative expenses	2,850	2,350

Total deductions	1,178,892	891,238

Net increase (decrease)	(668,622)	1,859,360
Net assets available for plan benefits:
Beginning of year	14,433,420	12,574,060

End of year	$13,764,798	$14,433,420

The accompanying notes are an integral part of these financial statements.

The Lifeline Employees' Savings and Investment Plan

Notes to Financial Statements

A.	Description of the Plan

The following description of the Lifeline Employees' Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution profit-sharing plan covering all United States employees of Lifeline Systems, Inc. (the "Company") who work at least 1,000 hours during the plan year. Employees become eligible to participate on the entry date following six months of service. The Plan was established in 1984 to provide participants an opportunity to defer retirement savings on a pretax basis. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute from 1% to 15% of their compensation, as defined by the Plan, on a pre-tax basis subject to the annual dollar limits established by the Internal Revenue Service (IRS) and plan limitations. Participants are immediately vested in their contributions and earnings thereon. Rollover contributions from other qualified plans are also allowed. Withdrawals are permitted as specified by IRS regulations and plan provisions.

Employer contributions may vary from year to year in such amounts as have been voted by the Board of Directors of the Company pursuant to the provisions of the Plan. For the years ended December 31, 2002 and 2001, the Company matched 100% of the first 2% of participant deferrals and 50% of the next 2% of participant deferrals up to a maximum of $675 and $600 per quarter, or $2,700 and $2,400 per year per participant. Participants are immediately vested in Company matched contributions and earnings thereon. The Board of Directors has the discretion to make additional contributions.

Loans

With the approval of the plan administrator, participants may borrow from their vested account balance attributable to participant pre-tax, matching, discretionary, and rollover contributions. The maximum amount that may be borrowed is 50% of a participant's vested interest or $50,000, whichever is less. The minimum loan is $1,000. The interest rate is fixed and will be equal to the prime rate plus one and one-half percent. The maximum loan period is five years. The interest rate charged on participant loans ranged from 5.75% to 11.0% in 2002 and 6.25% to 10.50% in 2001.

Benefits and Withdrawals

Upon termination of service due to death, disability or retirement, the Plan allows benefits to be paid in the form of a cash payment or an in-kind distribution for participants who invest in the Company Stock Fund.

Several annuity options may be selected by participants (or their beneficiaries) with account balances exceeding $3,500 as of December 1, 1990. The Plan also provides for a preretirement survivor annuity to participants of the Plan with account balances exceeding $3,500 as of December 1, 1990, which allows 100% of a married participant's benefits to be used to provide benefits to his/her spouse if the participant dies before benefit payments commence. This provision may be waived once the participant reaches age 35 and obtains written consent from his/her spouse. Benefits to participants not married who die before retirement will be distributed to designated beneficiaries.

The aforementioned annuity options were discontinued as of October 1, 2002, in accordance with the Plan Restatement and Amendment, effective December 31, 2001.

Hardship withdrawals are allowed under the provisions of the Plan.

The Lifeline Employees' Savings and Investment Plan

Notes to Financial Statements

Vesting

Plan participants are at all times 100% vested in the value of their own contributions, rollovers, employer matching contributions, and earnings thereon. Participants become 100% vested in employer discretionary contributions following five years of credited service, retirement, disability or death.

Investment Options

The Plan offers eight investment options including stock of the Company to which participants may allocate the investment of their accounts.

B.	Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan have been prepared under the accrual basis of accounting.

Reclassification

Certain prior year balances have been reclassified to conform to the current year presentation.

Investment Valuation and Income Recognition

Investments in mutual funds, common collective trusts and the Company's common stock are stated at fair value using net asset value or market prices, as appropriate. Participant loans are valued at cost which approximates fair value. Investment transactions are record on the trade date. Interest is recorded as earned on the accrual basis. Dividends are recorded on the ex-dividend date. The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Contributions

Participant and employer matching contributions are recorded in the period in which the participant payroll deductions are made.

Payment of Benefits

Benefit payments are recorded when paid.

Expenses

All administrative expenses and fees are paid by the Company except for loan fees which are paid by the participants of the Plan.

Use of Estimates

The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

The Lifeline Employees' Savings and Investment Plan

Notes to Financial Statements

Risks and Uncertainties

The Plan provides for various investment options that may include any combination of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits.

C.	Investment Contracts with Insurance Company and Bank

In January 1992 the Plan entered into an investment agreement with Bankers Trust Company to enter into the Bankers Trust Pyramid Guaranteed Investment Contracts Fund, a common collective trust established and managed by Bankers Trust Company. The Fund invests primarily in Guaranteed Investment Contracts ("GICs") and Bank Investment Contracts issued by life insurance companies, banks or other financial institutions, and any of the Bankers Trust commingled short-term investments funds. The Fund's assets are valued at fair value; however, assets for which there is no readily ascertainable market value are valued at fair value determined in good faith by the trustee of the Fund. The Fund expects to maintain a constant unit value of $1.00. The average yield and crediting interest rates were approximately 5% for 2001. The crediting interest rate is determined on a daily basis. Withdrawals are permitted and are subject to a deferred payout schedule.

In February 1997, the Plan terminated its participation in the Bankers Trust Pyramid Guaranteed Investment Contracts Fund and entered into an Investment Management Agreement with Bankers Trust Company. The Plan received payouts of its remaining balance in six installments from February 1, 1997 through October 1, 2001.

The Lifeline Employees' Savings and Investment Plan

Notes to Financial Statements

D.	Investments

Investments held by the Plan at December 31, 2002 and 2001 are summarized as follows:

	2002		2001
Description	Fair value		Fair value
SSGA Stable Value Fund	$1,498,429	*	$1,358,859	*

Total common collective trusts	1,498,429		1,358,859
SSGA S&P 500 Fund	1,429,006	*	1,449,744	*
Scudder International Fund	549,451		534,417
Strong Government Securities Fund	1,011,161	*	688,978
SSGA Growth & Income Fund	2,634,770	*	3,359,264	*
INVESCO Total Return Fund	1,805,401	*	1,958,917	*
Dreyfus Emerging Leaders Fund	1,671,034	*	1,615,032	*

Total mutual funds	9,100,823		9,606,352
Lifeline Systems, Inc. Common Stock	2,687,760	*	3,031,409	*
Participant Loans	477,786		436,800

	$13,764,798		$14,433,420

*	Investment represents 5% or more of net assets available for plan benefits.

During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

	2002	2001
Mutual funds	$(2,074,158)	$(1,014,970)
Common collective trusts	72,224	94,640
Lifeline Systems, Inc. Common Stock	(153,482)	1,340,907

	$(2,155,416)	$420,577

E.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 10, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

The Lifeline Employees' Savings and Investment Plan

Notes to Financial Statements

F.	Plan Termination

The Company intends to continue the Plan indefinitely but reserves the right to terminate the Plan at any time without any liability whatsoever for such discontinuance or termination. After payment of expenses by the trustee, the Plan would be liquidated and each participant would receive his or her interest in the form of a lump-sum payment.

G.	Related Party Transactions

State Street Bank and Trust Company is the Trustee for the Plan. The Plan invests in mutual funds managed by State Street Global Advisors, a related entity to the Trustee. Therefore, State Street Global Advisors is a party-in-interest. In addition, purchases and sales of the Company's common shares and participant loans are considered party-in-interest transactions.

The Lifeline Employees' Savings and Investment Plan

Supplemental Schedule

Form 5500, Schedule H, Part IV, Item 4: Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of issue, borrower, lessor or similar party	Description of investment	Par value or shares	Current value

* SSGA Stable Value Fund	Common Collective Trust	978,106	$1,498,429

Total common collective trusts			1,498,429
* SSGA S&P 500 Index Fund	Mutual Fund	98,484	1,429,006
Scudder International Fund	Mutual Fund	18,097	549,451
Strong Government Securities Fund	Mutual Fund	90,768	1,011,161
* SSGA Growth & Income Fund	Mutual Fund	176,003	2,634,770
INVESCO Total Return Fund	Mutual Fund	86,383	1,805,401
Dreyfus Emerging Leaders Fund	Mutual Fund	60,196	1,671,034

Total mutual funds			9,100,823
* Lifeline Systems, Inc. Common Stock	Shares of Common Stock	119,534	2,687,760
* Participant Loans	Participant Loans; rates ranging from 5.75% to 11.00%		477,786

			$13,764,798

* Party-in-interest